                     THE INFORMATION IN THIS PRELIMINARY
                PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.

                                                Filed pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-75321

                 Subject to Completion. Dated November 8, 1999.
      Prospectus Supplement No.     to the Prospectus dated May 18, 1999.

                                $

                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B
[GOLDMAN SACHS LOGO]       -------------------------

                      Callable Index-Linked Notes due 2003
                    (Linked to the GSTI(TM) Internet Index)
                           -------------------------

Each note being offered has the terms described beginning on page S-11, including the following:

                                SUMMARY OF TERMS

ISSUER: The Goldman Sachs Group, Inc.

UNDERLYING INDEX: the GSTI(TM) Internet Index, also referred to as the "GIN Index", as published and calculated by the Chicago Board Options Exchange, Incorporated.

FACE AMOUNT: as specified in the note; $         in the aggregate for all the
offered notes

ORIGINAL ISSUE PRICE:

    - 100% of the face amount for investors purchasing less than $5,000,000 aggregate face amount of the offered notes

    - 99.50% of the face amount for investors purchasing a minimum of $5,000,000 aggregate face amount of the offered notes

TRADE DATE:            , 1999

ORIGINAL ISSUE DATE (SETTLEMENT DATE):            , 1999 [Trade date + 5
business days]

STATED MATURITY DATE:            , 2003 unless extended for up to six business
days [Settlement date + 4 years]

INTEREST RATE (COUPON): 0%; the note will not bear interest prior to maturity

PRINCIPAL AMOUNT PAYABLE AT STATED MATURITY DATE: unless Goldman Sachs exercises the call right, on the stated maturity date Goldman Sachs will pay the Holder of the note cash equal to 90% of the outstanding face amount of the note plus the additional amount, if any. The additional amount will be payable only if the final GIN Index level exceeds the reference GIN Index level and will be calculated as follows:

                            outstanding face amount
                                       x
              (final GIN Index level - reference GIN Index level)
             -----------------------------------------------------
                           reference GIN Index level

ISSUER CALL: Goldman Sachs may redeem the offered notes in whole, but not in part, at the times and prices, expressed as a percentage of the face amount, set forth below:

    - on the one business day following the anniversary of the original issue date in each of the following years:

YEAR                     REDEMPTION PRICE
----                     ----------------
2001                            160%
2002                            190%

REFERENCE GIN INDEX LEVEL:

FINAL GIN INDEX LEVEL: the closing level of the GIN Index on the determination date, subject to adjustment

LISTING: application has been made to list the offered notes on the Chicago Board Options Exchange on or after the original issue date under the symbol ""

NET PROCEEDS TO THE GOLDMAN SACHS GROUP, INC.:      % of the face amount if the
original issue price is 100%;      % of the face amount if the original issue
price is 99.50%

CALCULATION AGENT: Goldman, Sachs & Co.

    See "Additional Risk Factors Specific to Your Note" beginning on page S-2 to read about investment risks relating to the note being purchased.
                           -------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------

    Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PROSPECTUS SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.
                           -------------------------

                 Prospectus Supplement dated            , 1999.

                 ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTE

An investment in your note is subject to risks described in the attached prospectus under "Risk Factors", including those relating to indexed notes, and to the risks described below. Your note is a riskier investment than ordinary debt securities. Also, your note is not equivalent to investing directly in the GIN Index stocks -- i.e., the stocks comprising the GIN Index to which your note is linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

                      YOU MAY LOSE SOME OF YOUR PRINCIPAL

      If the final GIN Index level does not exceed the reference GIN Index level by at least 10%, you will receive less than the outstanding face amount of your note on the stated maturity date. This will be the case even if the final GIN Index level exceeds the GIN Index level on the date of this prospectus supplement or if the level of the GIN Index at any time -- no matter how long -- during the life of the note exceeds the reference GIN Index level specified on the front cover of this prospectus supplement. However, in all cases, the payment on the stated maturity date will not be less than 90% of the outstanding face amount of your note.

                   YOUR NOTE DOES NOT BEAR PERIODIC INTEREST

      You will not receive any periodic interest payments on your note. Even if the final GIN Index level exceeds the reference GIN Index level by at least 10%, the over-all return you earn on your note may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate. Moreover, under applicable United States tax law as described further below, you will have to pay tax on deemed interest amounts even though your note does not bear periodic interest.

    THE MARKET VALUE OF YOUR NOTE MAY BE INFLUENCED BY MANY FACTORS THAT ARE
                       UNPREDICTABLE AND INTERRELATED IN
                                  COMPLEX WAYS

      When we refer to the market value of your note, we mean the value that you could receive for your note if you chose to sell it in the open market before the stated maturity date. The market value of your note will be affected by many factors that are beyond our control and are unpredictable. Moreover, these factors interrelate in complex ways, and the effect of one factor on the market value of your note may offset or enhance the effect of another factor. For example, an increase in U.S. interest rates, which could have a negative effect on the market value of your note, may offset any positive effect that an increase in the GIN Index level attributable to favorable economic developments could have. The following paragraphs describe the expected impact on the market value of your note given a change in a specific factor, assuming all other conditions remain constant. In addition, see "-- Market Value of Your Note May be Influenced by Factors Specifically Related To Internet Stocks" below.

The GIN Index Level Will Affect the Market Value of Your Note

      We expect that the market value of your note at any particular time will depend substantially on the amount, if any, by which the level of the GIN Index at that time has risen above or has fallen below the reference GIN Index level. Even if you sell your note at a time when the GIN Index level exceeds the reference GIN Index level, you may receive substantially less than the amount that would be payable on the stated maturity date based on a final GIN Index level equal to that current level. If you sell your note at a time when the level of the GIN Index is below, or not sufficiently above, the reference GIN Index level, you may receive less than the face amount of your note. Fluctuating U.S. dividend rates may affect the level of the GIN Index and, indirectly, the market value of your note. Political, economic and other developments that affect the stocks underlying the GIN Index may also affect the level of the GIN Index and, indirectly, the market value of your note.

      As indicated under "The GIN Index -- Historical Closing Levels of the GIN Index", the level of the GIN Index has been highly volatile at times in the past. It is impossible to predict whether the GIN Index will rise or fall.

Changes in Interest Rates are Likely to Affect the Market Value of Your Note

      Because we will pay, at a minimum, 90% of the outstanding face amount of your note on the stated maturity date, we expect that the market value of your note, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your note and a traditional debt security in different degrees. In general, if U.S. interest rates increase, we expect that the market value of your note will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your note will increase.

Changes in the Volatility of the GIN Index are Likely to Affect the Market Value of Your Note

      The volatility of the GIN Index refers to the size and frequency of the changes in the GIN Index level. In general, if the volatility of the GIN Index increases, we expect that the market value of your note will decrease and, conversely, if the volatility of the GIN Index decreases, we expect that the market value of your note will increase.

The Time Remaining to Maturity Is Likely to Affect the Market Value of Your Note

      Prior to the stated maturity date, the market value of your note may be higher than one would expect if that value were based solely on the level of the GIN Index and the level of interest rates. This difference would reflect a "time premium" due to expectations concerning the level of the GIN Index and interest rates during the time remaining to the stated maturity date. However, as the time remaining to the stated maturity date decreases, we expect that this time premium will decrease, lowering the market value of your note.

Changes in Our Credit Ratings May Affect the Market Value of Your Note

      Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your note. However, because your return on your note is dependent upon factors, such as the level of the GIN Index and interest rates, in addition to our ability to pay our obligation on your note, an improvement in our credit ratings will not reduce the other investment risks related to your note.

  IF THE LEVEL OF THE GIN INDEX CHANGES, THE MARKET VALUE OF YOUR NOTE MAY NOT
                           CHANGE IN THE SAME MANNER

      The market value of your note may not have a one-to-one relationship with the level of the GIN Index. Changes in the level of the GIN Index may not result in a comparable change in the market value of your note. We discuss some of the reasons for this disparity under "-- The Market Value of Your Note May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways" above.

                             YOUR NOTE MAY NOT HAVE
                            AN ACTIVE TRADING MARKET

      Although we have applied to have your note listed on the Chicago Board Options Exchange on or after the original issue date, there may be little or no secondary market for your note. Even if a secondary market for your note develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your note in any secondary market could be substantial.

  YOUR RETURN ON YOUR NOTE WILL NOT REFLECT THE RETURN ON THE GIN INDEX STOCKS

      The GIN Index calculator calculates the level of the GIN Index by reference to the prices of the common stocks included in the

GIN Index without taking account of the value of any dividends paid on those stocks. As a result, the return on your note will not reflect the return you would realize if you actually owned the stocks included in the GIN Index and received any dividends paid on those stocks. We understand, based on publicly available information, that none of the issuers of the common stocks currently included in the GIN Index has declared any dividends on its common stock through the date of this prospectus supplement.

      Even if no dividends are paid on the stocks included in the GIN Index, the return on your note may be less than the return you would realize if you actually owned those stocks. This is because the final GIN Index level must exceed the reference GIN Index level by at least 10% before you will receive the outstanding face amount of your note on the stated maturity date. See "-- You May Lose Some of Your Principal" above.

                         YOU HAVE NO SHAREHOLDER RIGHTS

      Investing in your note will not make you a holder of any of the GIN Index stocks. Neither you nor any other holder or owner of your note will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the GIN Index stocks. On any redemption date or on the stated maturity date, your note will be paid in cash, and you will have no right to receive delivery of any GIN Index stocks.

                     WE CAN REDEEM YOUR NOTE AT OUR OPTION

      At various times after the second anniversary of the original issue date, we will be entitled to redeem your note at our option as further described under "Specific Terms of Your Note -- Our Call Right" below. Because the redemption price will be determined by reference to a pre-established schedule, rather than with regard to the level of the GIN Index when the redemption occurs, the amount we will pay if we redeem your note may be substantially less than the principal amount we would pay on the stated maturity date based on a final GIN Index level equal to the level of the GIN Index at the time of redemption. The redemption price will not take into account any increase in the level of the GIN Index above the reference GIN Index level that may have occurred prior to redemption or that may occur after redemption and prior to the stated maturity date. We would expect to exercise our call right if the GIN Index has increased to a level at which the expected market value of your note, if it were not subject to redemption, would be greater than the redemption price that we would have to pay on the relevant redemption date. Even if we do not exercise our option to redeem your note, our ability to do so may adversely affect the market value of your note.

  WE CAN POSTPONE THE STATED MATURITY DATE IF A MARKET DISRUPTION EVENT OCCURS

      If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing, the determination date will be postponed until the first business day on which no market disruption event occurs or is continuing. See "Specific Terms of Your Note -- Stated Maturity Date". As a result, the stated maturity date for your note will also be postponed, although not by more than five business days. Thus, you may not receive the payment that we are obligated to make on the stated maturity date until after the originally scheduled due date.

      If the determination date is postponed to the latest possible day and the closing level is not available on that day because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the closing level based on its assessment, made in its sole discretion, of the market values of the GIN Index stocks at that time.

 AS GIN INDEX SPONSOR AND CALCULATION AGENT, GOLDMAN, SACHS & CO. WILL HAVE THE
   AUTHORITY TO MAKE DETERMINATIONS THAT COULD MATERIALLY AFFECT YOUR NOTE IN
                 VARIOUS WAYS AND CREATE CONFLICTS OF INTEREST

      As further described under "The GIN Index" below, the GIN Index is a sub-index of the GSTI(TM) (1) Composite Index and was developed, and is owned, by our affiliate, Goldman, Sachs & Co. We refer to Goldman, Sachs & Co. in that capacity as the "GIN Index sponsor". Goldman, Sachs & Co. is also the underwriter of, and market-maker for, the offered notes. The GIN Index has been licensed for certain purposes to us and the CBOE. Goldman, Sachs & Co. is responsible for advising the CBOE as the CBOE composes, calculates and maintains the GIN Index. Goldman, Sachs & Co. has considerable influence over the composition, calculation and maintenance of the GIN Index. For example, the GSTI(TM) Committee, which we further describe under "The GIN Index" below, of Goldman, Sachs & Co. selects the GIN Index stocks to be included, added or deleted from the GIN Index, subject to the fulfillment of the criteria for inclusion, addition or deletion of common stocks in the GSTI(TM) Composite Index. Also, in some circumstances, Goldman, Sachs & Co. can modify these eligibility criteria. Certain judgments that Goldman, Sachs & Co., as GIN Index sponsor, could make in connection with the composition, calculation and maintenance of the GIN Index could affect the value of the GIN Index and, consequently, the value of your note. See "The GIN Index -- Computation of the GIN Index" for additional details on the role of Goldman, Sachs & Co., as the GIN Index sponsor, with respect to the GIN Index.

      Also, as calculation agent for your note, Goldman, Sachs & Co. will have discretion in making various determinations that affect your note. As described in "Specific Terms of Your Note -- Discontinuance or Modification of the GIN Index", these may include making adjustments to the GIN Index and determining the final GIN Index level, which we will use to calculate the amount we must pay on the stated maturity date. These may also include determining whether to postpone the stated maturity date because of a market disruption event.

      The role played by Goldman, Sachs & Co., as GIN Index sponsor and calculation agent, and the exercise by it of the kinds of discretion described above could adversely affect the value of your note and may present Goldman, Sachs & Co. with a conflict of interest of the kind described below under "-- Our Business Activities May Create Conflicts of Interest Between You and Us".

                       TRADING AND OTHER TRANSACTIONS BY
                       GOLDMAN SACHS IN SECURITIES LINKED
                       TO THE GIN INDEX STOCKS MAY IMPAIR
                         THE MARKET VALUE OF YOUR NOTE

      As we describe under "Use of Proceeds and Hedging" below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, will hedge our obligations under the offered notes by purchasing some or all of the GIN Index stocks, options or futures on the GIN Index or GIN Index stocks or other instruments linked to the GIN Index or GIN Index stocks and may adjust the hedge by, among other things, purchasing or selling any of the foregoing at any time and from time to time. Any of these hedging activities may adversely affect the GIN Index level -- directly or indirectly by affecting the price of the GIN Index stocks -- and, therefore, the value of your note. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your note may decline. See "Use of Proceeds and Hedging" for a further discussion of securities transactions in which we or one or more of our affiliates may engage.

      Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the GIN Index stocks or instruments linked to the GIN Index or GIN Index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the GIN Index level -- directly or indirectly by

---------------

1  GSTI(TM) is a trademark of Goldman, Sachs & Co. and used with permission.

affecting the price of the GIN Index stocks -- and, therefore, the value of your note. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the GIN Index or one or more of the GIN Index stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of your note.

      The indenture governing your note does not contain any restriction on our ability or the ability of any of our affiliates to purchase or sell all or any portion of the GIN Index stocks or instruments linked to those stocks.

THE MARKET VALUE OF YOUR NOTE MAY BE INFLUENCED BY FACTORS SPECIFICALLY RELATED
                               TO INTERNET STOCKS

      General economic conditions and earnings results of the companies whose common stocks comprise the GIN Index and real or anticipated changes in those conditions or results may affect the market value of your note. All of the GIN Index stocks are in the Internet-related sector of the technology industry. There are a number of different views regarding the valuation of stocks in the Internet sector and the future performance of these stocks. Some of these views suggest that these stocks are currently overvalued. The following paragraphs describe a number of the risks related to the Internet sector.

Limited Operating History

      Internet companies in general have relatively short operating histories. They are subject to the risks, expenses and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets, such as evolving and unpredictable business models, intense competition, management of growth and rapid changes in customer demands and industry standards. The failure of an Internet company to address these challenges could have a material adverse effect on its business, results of operations, financial condition and prospects.

Potential Fluctuations in Future Results

      Due to the limited operating history of Internet companies and the unpredictability of the industry, Internet companies generally have neither internal nor industry-based historical financial data for any significant period of time upon which to project revenues or base planned operating expenses. The results of operations of a particular Internet company may fluctuate significantly in the future due to a variety of factors, many of which relate to the Internet industry as a whole and are outside the control of any individual Internet company, such as the rate of growth, usage and acceptance of the Internet as information media, the rate of acceptance of the Internet as an advertising medium and a channel of commerce and specific economic conditions in the Internet markets.

Volatility of Internet Stocks

      The market prices of stocks of Internet companies have historically been volatile for a variety of reasons, including the factors discussed above. In addition, the trading volumes of some Internet stocks have been limited due to a relatively small number of freely tradeable shares compared to other companies, which may result in greater volatility. Although over time more shares of these companies should become freely tradeable, there is no assurance that their owners will sell those shares. If an owner or owners were to sell a significant number of shares, those sales could depress the market price of that stock.

Intense Competition

      The market for the Internet products and services is highly competitive, and we expect this competition to continue to intensify. Increased competition could result in price reductions, reduced margins or loss of market share. We can give no assurance that a particular Internet company will be able to compete successfully against its competitors or that the increased competition will not have a material adverse effect on its business, results of operations, financial condition and prospects.

Risk of System Failure

      The ability of Internet companies to provide timely and continuous online products and services and to manage advertising depends on the efficient and uninterrupted operation of their computer and communications hardware and software systems. These systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. The occurrence of any such event that interrupts or delays the operations of an Internet company would have a material adverse effect on the business, results of operations, financial condition and prospects of that company.

Risks of Year 2000 Non-Compliance

      Many currently installed computer systems and software products are coded to accept only two-digit entries to identify a year in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they may not be able to distinguish between 20th century dates and 21st century dates. Accordingly, all Internet companies must upgrade their computer systems and software products to comply with applicable "Year 2000" requirements. The failure of an Internet company, or any of its viewers, customers, linked sites, advertisers, suppliers or other companies on which it relies, to be Year 2000 compliant could materially affect its business, results of operations, financial condition and prospects. We have not conducted any investigations as to whether any of the companies in the GIN Index are or will be Year 2000 compliant.

Dependence on Continued Growth in Use of the Internet

      Future growth in the revenues of Internet companies will depend on the widespread acceptance and use of the Internet as a source of information and entertainment and as a vehicle for commerce in goods and services. Rapid growth in the use of the Internet is a recent phenomenon, and we can give no assurance that such use will continue to develop or that a sufficient base of users will emerge to support the combined companies' businesses. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access, quality of service and acceptance of advertising) remain unresolved and may negatively affect growth in the use of the Internet. Internet usage may be inhibited for a number of reasons, such as inadequate development of the necessary network infrastructure, failure to develop necessary technologies in a timely manner, security concerns and government regulations. In addition, corporations and other networks providing access to the Internet may restrict access to certain sites or hours of usage, which could limit access to and reduce traffic on web sites. If the use of the Internet does not continue to grow or grows at a slower rate than expected, the business, financial condition, operating results and prospects of Internet companies would be materially adversely affected.

Unproven Acceptance of Internet Advertising

      Standards to measure the effectiveness of web advertising have yet to be widely developed. If standards do not develop, existing advertisers may not continue or increase their levels of web advertising. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the web. The business, results of operations, financial condition and prospects of Internet companies could be materially adversely affected if the market for web advertising declines or develops more slowly than expected. In addition, "filter" software programs that limit or prevent advertising from being delivered to a web user's computer are available. Widespread adoption of this software could materially adversely affect the commercial viability of web advertising, which could materially adversely affect the advertising revenues of Internet companies.

Government Regulation and Legal Uncertainties Relating to the Internet

      Existing domestic and international laws and regulations specifically regulate communications and commerce on the web. Furthermore, laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies. In addition, several telecommunications companies have petitioned the U.S. Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. This regulation, if imposed, could increase the cost of transmitting data over the web. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel, obscenity and personal privacy are applicable to the web. New laws or regulations relating to the web, or certain application or interpretation of existing laws, may impede the growth in the use of the web or otherwise materially adversely affect the business of Internet companies.

Concerns About Web Security

      Concern about the transmission of confidential information over the Internet has been a barrier to electronic commerce and communications over the web. Any well-publicized compromise of security could deter more people from using the web or from using it to conduct transactions that involve the transmission of confidential information, such as signing up for a paid subscription, executing stock trades or purchasing goods or services. Because many of the Internet advertisers seek to advertise on the web to encourage people to use the web to purchase goods or services, the business, results of operations and financial condition of Internet companies could be materially adversely affected if the Internet users significantly reduce their use of the web because of security concerns. In addition, Internet companies may incur significant costs to protect themselves against the threat of security breaches or to alleviate problems caused by these breaches.

Management of Growth

      Like other early-stage companies, Internet companies in general have experienced rapid growth in their operations. This rapid growth has placed, and the anticipated future growth will continue to place, a significant strain on the managerial, operational and financial resources of Internet companies. To manage the growth, Internet companies will need to continue to implement and improve their operational, financial and management information systems and to hire, train, motivate and manage their employees. The failure of an Internet company to successfully manage any of these issues would have a material adverse effect on its business, results of operations, financial condition and prospects.

Intellectual Property and Proprietary Rights

      The success of an Internet company depends significantly upon its proprietary technology. Internet companies generally rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual agreements to protect their proprietary rights. The protective steps taken by a particular Internet company may be inadequate to deter misappropriation of its proprietary information, which may result in harm to its brand, devaluation of its proprietary content and decrease in its competitiveness. Furthermore, the defense of a company's intellectual property rights could require the expenditure of significant financial and managerial resources. In addition, an Internet company may become subject to infringement claims brought by other companies. Any such infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources on the part of such Internet company, which could materially adversely affect its business, results of operations and financial condition.

Technological Change and New Products and Services

      The market for Internet products and services is characterized by rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. A particular Internet company's future success will depend on its ability to continually and timely introduce new products, services and technologies or improve the performance, features and reliability of its existing products and services in response to both evolving demands of the marketplace and competitive product offerings. If an Internet company fails to develop new or improved products, services or technologies in a timely manner in response to changing market conditions or customer requirements, its business, results of operations, financial condition and prospects could be materially adversely affected.

  OUR BUSINESS ACTIVITIES MAY CREATE CONFLICTS OF INTEREST BETWEEN YOU AND US

      As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the GIN Index and the GIN Index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in the note and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the price of the GIN Index stocks, could be adverse to your interests as a beneficial owner of your note.

      Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the GIN Index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of a note. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to some or all of the issuers of the GIN Index stocks. Any of these activities by any of our affiliates may affect the price of the GIN Index stocks and, therefore, the value of your note.

                    THE POLICIES OF THE GIN INDEX CALCULATOR
                     AND CHANGES THAT AFFECT THE GIN INDEX
                      OR THE GIN INDEX STOCKS COULD AFFECT
                           THE AMOUNT PAYABLE ON YOUR
                           NOTE AND ITS MARKET VALUE

      As we more fully describe under "The GIN Index" below, the Chicago Board Options Exchange, or the CBOE, whom we also refer to in this prospectus supplement as the "GIN Index calculator", in consultation with our affiliate, Goldman, Sachs & Co., is responsible for calculating and maintaining the GIN Index. The policies of the GIN Index calculator concerning the calculation of the GIN Index level, additions, deletions or substitutions of stocks included in the GSTI(TM) Composite Index or GIN Index and the manner in which changes affecting the GIN Index stocks or their issuers, such as reorganizations or mergers, are reflected in the GIN Index level could affect the GIN Index level and, therefore, the amount payable on your note on the stated maturity date and the market value of your note prior to that date. In applying these policies, the GIN Index calculator may act by itself or in conjunction with Goldman, Sachs & Co., as the GIN Index sponsor.

      The amount payable on your note and its market value could also be affected if the GIN Index calculator (whether acting independently or in conjunction with the GIN Index sponsor) changes these policies, for example by changing the manner in which it calculates the GIN Index level, or if the GIN Index calculator discontinues or suspends calculation or publication of the GIN Index level, in which case it may become difficult to determine the market value of your note. If events such as these occur, or if the GIN Index level is not available on the determination date because of a market disruption event or for any other reason, the calculation agent -- which initially will be Goldman, Sachs & Co., our affiliate -- may determine the final GIN Index level -- and thus the amount payable on the stated maturity date -- in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the final GIN Index level and the amount payable on your note more fully under "Specific Terms of Your Note -- Discontinuance or Modification of the GIN Index" and "-- Role of Calculation Agent". In addition, Goldman, Sachs & Co. may replace CBOE as the calculator of any of the GSTI(TM) Indexes.

 THERE IS NO AFFILIATION BETWEEN THE GIN INDEX STOCK ISSUERS AND US, AND WE ARE
                   NOT RESPONSIBLE FOR ANY DISCLOSURE BY THE
                            GIN INDEX STOCK ISSUERS

      Goldman Sachs is not affiliated with the issuers of the GIN Index stocks or the GIN Index calculator. As we have told you above, however, Goldman, Sachs & Co. is the GIN Index sponsor and we or our affiliates may currently or from time to time in the future engage in business with the GIN Index stock issuers. Nevertheless, neither we nor any of our affiliates (including the GIN Index sponsor) assumes any responsibility for the adequacy or accuracy of any publicly available information about the GIN Index stock issuers.

      None of the GIN Index calculator or the GIN Index stock issuers are involved in this offering of your note in any way and none of them have any obligation of any sort with respect to your note. Thus, the GIN Index calculator and the GIN Index stock issuers do not have -- and Goldman, Sachs & Co., as GIN Index sponsor, does not have -- any obligation to take your interests, or those of anyone else having an interest in your note, into consideration for any reason, including in determining, composing or calculating the GIN Index or in taking any corporate actions that might affect the value of your note, as applicable.

YOU WILL HAVE TO PAY TAX ON DEEMED INTEREST AMOUNTS, EVEN THOUGH YOUR NOTE DOES
 NOT BEAR PERIODIC INTEREST, AND ANY GAIN YOU RECOGNIZE WHEN YOUR NOTE IS SOLD,
              REDEEMED OR MATURES WILL BE TAXED AS ORDINARY INCOME

      Because we intend to treat your note as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes, if you are a United States holder, you will be required to accrue interest on your note even though your note does not bear periodic interest. We will calculate a comparable yield and projected payment schedule, which you will be required to use in determining the amount of interest to be included in income each year unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule. This comparable yield and projected payment schedule will not be provided to you for any other purpose than the determination of your interest accruals with respect to your note.

      If the amount actually paid at maturity is less than the assumed amount payable at maturity, you will have recognized taxable income in periods prior to maturity that exceeds your economic income from holding the note during those periods (with an offsetting ordinary loss when your note matures to the extent of the interest previously accrued and capital loss for any loss thereafter). Moreover, if you otherwise sell or dispose of your note prior to maturity, you will be required to treat any gain recognized upon the disposition of your note as ordinary income instead of capital gain. See "Supplemental Discussion of Federal Income Tax Consequences" for a more detailed description of the United States federal income tax consequences of purchasing, owning and disposing of your note.

                          SPECIFIC TERMS OF YOUR NOTE

Please note that in this section entitled "Specific Terms of Your Note", references to "The Goldman Sachs Group, Inc.", "we", "our" and "us" mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries, while references to "Goldman Sachs" mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries. Also, references to "Holders" mean those who own notes registered in their own names, on the books that we or the trustee maintains for this purpose, and not indirect holders who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to indirect holders in the attached prospectus, under "Description of Notes We May Offer -- Legal Ownership of Notes".

      We refer to the notes offered in this prospectus supplement, including your note, as the offered notes. The offered notes are part of a series of debt securities, entitled "Medium-Term Notes, Series B", that we may issue under the indenture from time to time. This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your note; terms that apply generally to all Series B medium-term notes are described in "Description of Notes We May Offer" in the attached prospectus. The terms described here supplement those described in the attached prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

      In addition to those described on the front cover page, the following terms will apply to your note:

SPECIFIED CURRENCY:  U.S. dollars

FORM OF NOTE:

- global form only: yes, at DTC

- non-global form available: no

DENOMINATIONS: any note registered in the name of a Holder must have a face amount of $10,000 or a multiple of $1,000 in excess of $10,000

DEFEASANCE APPLIES AS FOLLOWS:

- full defeasance: no

- covenant defeasance: no

OTHER TERMS:

- the default amount will be payable on any acceleration of the maturity of your note as described below under "-- Special Calculation Provisions"

- a business day for your note will not be the same as a business day for our other Series B medium-term notes, as described below under "-- Special Calculation Provisions"

      Please note that the information about the original issue date, applicable original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased your note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

      We describe the terms of your note in more detail below.

               GIN INDEX, GIN INDEX SPONSOR AND GIN INDEX STOCKS

      In this prospectus supplement, when we refer to the GIN Index, we mean the index specified on the front cover, or any successor index, as it may be modified, replaced or adjusted from time to time as described below under "-- Discontinuance or Modification of the GIN Index". When we refer to the GIN Index sponsor as of any time, we mean the entity, including any successor sponsor, that sponsors and determines (whether by itself or in conjunction with the GIN Index calculator) the GIN Index as then in effect. When we refer to the GIN Index calculator as of any time, we mean the entity, including any successor, that publishes, determines, calculates and maintains the GIN Index (whether by itself or in conjunction with the GIN Index sponsor) as then in effect. When we refer to the GIN Index stocks as of any time, we mean the stocks that comprise the GIN Index as then in effect, after giving effect to any additions, deletions or substitutions.

                         PAYMENT OF PRINCIPAL ON STATED
                                 MATURITY DATE

      On the stated maturity date, we will pay as principal, to the Holder of your note, cash in an amount equal to:

- 90% of the outstanding face amount of the note on the stated maturity date plus the additional amount, if any, described below.

- The additional amount, which will be payable only if the final GIN Index level exceeds the reference GIN Index level, will be an amount equal to the outstanding face amount of the note on the stated maturity date multiplied by a fraction, the numerator of which is the final GIN Index level minus the reference GIN Index level and the denominator of which is the reference GIN Index level.

Thus, on the stated maturity date, we will not pay more than 90% of the outstanding face amount of your note unless the final GIN Index level exceeds the reference GIN Index level.

      The calculation agent will determine the final GIN Index level, which will be the closing level of the GIN Index on the determination date described below as calculated and published by the GIN Index calculator. However, the calculation agent will have discretion to adjust the final GIN Index level or to determine it in a different manner as described below under "-- Discontinuance or Modification of the GIN Index".

STATED MATURITY DATE

      The stated maturity date will be           , 2003, unless that day is not
a business day, in which case the stated maturity date will be the next following business day. If the fifth business day before this applicable day is not the determination date described below, however, then the stated maturity date will be the fifth business day following the determination date, provided that the stated maturity date will never be later than the fifth business day
after       , 2003 or, if       , 2003 is not a business day, later than the
sixth business day after       , 2003. The calculation agent may postpone the
determination date -- and therefore the stated maturity date -- if a market disruption event occurs or is continuing on a day that would otherwise be the determination date. We describe market disruption events below under "-- Special Calculation Provisions".

DETERMINATION DATE

      The determination date will be the fifth business day prior to       ,
2003 unless the calculation agent determines that a market disruption event occurs or is continuing on that fifth prior business day. In that event, the determination date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be later
than       , 2003 or, if       , 2003 is not a business day, later than the
first business day after       , 2003.

                                 OUR CALL RIGHT

      We may redeem the offered notes, including your note, in whole but not in part, on either of the redemption dates set forth below, at our option, for cash at the following redemption prices, which are expressed as a percentage of the outstanding face amount redeemed: If redeemed on the first business day following the anniversary of the original issue date in each of the years indicated:

YEAR  REDEMPTION PRICE
----  ----------------
2001         160%
2002         190%

      If we exercise our call right, we will pay only the applicable redemption price specified above, regardless of the level of the GIN

Index when redemption occurs. Generally, we would expect to exercise our call right if the GIN Index has increased to a level at which the expected market value of your note, if it were not subject to redemption, would be greater than the redemption price that we would have to pay on the relevant redemption date.

      If we choose to exercise our call right, we will notify the Holder of your note and the trustee not less than 15 nor more than 45 calendar days before the date we select for redemption, in the manner described in the attached prospectus. The day we select for redemption will be set forth in the notice of redemption.

      If we give a notice of redemption, then we will redeem all the outstanding offered notes in full. On the redemption date, we will pay the applicable redemption price in cash in the manner described under "Manner of Payment" below.

                         DISCONTINUANCE OR MODIFICATION
                                OF THE GIN INDEX

      If the GIN Index sponsor or the GIN Index calculator discontinues publication of the GIN Index and the GIN Index sponsor, the GIN Index calculator or anyone else publishes a substitute index that the calculation agent determines is comparable to the GIN Index, then the calculation agent will determine the amount payable on the stated maturity date by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor GIN Index.

      If the calculation agent determines that the publication of the GIN Index is discontinued and there is no successor GIN Index, or that the level of the GIN Index is not available on the determination date because of a market disruption event or for any other reason, the calculation agent will determine the amount payable on the stated maturity date by reference to a group of stocks and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the GIN Index.

      If the calculation agent determines that the GIN Index, the stocks comprising the GIN Index or the method of calculating the GIN Index is changed at any time in any respect -- including any addition, deletion or substitution and any reweighting or rebalancing of GIN Index stocks and whether the change is made by the GIN Index calculator or the GIN Index sponsor under existing policies or following a modification of those policies, is due to the publication of a successor GIN Index, is due to events affecting one or more of the GIN Index stocks or their issuers or is due to any other reason -- then the calculation agent will be permitted (but not required to) make such adjustments in the GIN Index or the method of its calculation as it believes are appropriate to ensure that the final GIN Index level used to determine the amount payable on the stated maturity date is equitable.

      All determinations and adjustments to be made by the calculation agent with respect to the GIN Index may be made by the calculation agent in its sole discretion.

      See "Additional Risk Factors Specific To Your Note -- As Index Sponsor and Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations That Could Materially Affect Your Note in Various Ways and Create Conflicts of Interest" for a description of how you could be affected as a result of our affiliation with the GIN Index sponsor and the calculation agent.

                         DEFAULT AMOUNT ON ACCELERATION

      If an event of default occurs and the maturity of your note is accelerated, we will pay the default amount in respect of the principal of your note at the maturity. We describe the default amount below under "-- Special Calculation Provisions".

      For the purpose of determining whether the Holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of your note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, Holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Notes We May Offer -- Default, Remedies and Waiver of Default" and "-- Modification and Waiver of Covenants".

                               MANNER OF PAYMENT

      Any payment on your note at maturity or on a redemption date will be made to an account designated by the Holder of your note and approved by us, or at the office of the trustee in New York City, but only when the note is surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

                             MODIFIED BUSINESS DAY

      As described in the attached prospectus, any payment on your note that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your note, however, the term business day has a different meaning than it does for other Series B medium-term notes. We discuss this term under "-- Special Calculation Provisions" below.

                           ROLE OF CALCULATION AGENT

      The calculation agent in its sole discretion will make all determinations regarding the GIN Index, market disruption events, business days, the final GIN Index level, the default amount and the amount payable in respect of your note on any redemption date or on the stated maturity date. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

      Please note that Goldman, Sachs & Co. is serving as the calculation agent as of the original issue date of your note. We may change the calculation agent after the original issue date without notice.

                         SPECIAL CALCULATION PROVISIONS

BUSINESS DAY

      When we refer to a business day with respect to your note, we mean a day that is a business day of the kind described in the attached prospectus but that is not a day on which the New York Stock Exchange, the American Stock Exchange or NASDAQ National Market System is authorized by law or executive order to close or on which the GIN Index is not calculated and published by the GIN Index calculator or the GIN Index sponsor because the GIN Index calculator or the GIN Index sponsor is not open for business.

DEFAULT AMOUNT

      The default amount for your note on any day will be an amount, in the specified currency for the principal of your note, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your note as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your note. That cost will equal:

- the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

- the reasonable expenses, including reasonable attorneys' fees, incurred by the Holder of your note in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your note, which we describe below, the Holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest -- or, if there is only one, the only -- quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

      DEFAULT QUOTATION PERIOD. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

- no quotation of the kind referred to above is obtained or

- every quotation of that kind obtained is objected to within five business days after the due day as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

      In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your note.

      QUALIFIED FINANCIAL INSTITUTIONS. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

- A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

- P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

MARKET DISRUPTION EVENT

      Any of the following will be a market disruption event:

- a suspension, absence or material limitation of trading in any one or more of the GIN Index stocks on their primary market, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

- a suspension, absence or material limitation of trading in option or futures contracts relating to the GIN Index or to any one or more of the GIN Index stocks, if available, in the primary market for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

- any one or more of the GIN Index stocks, or option or futures contracts relating to the GIN Index or to any one or more of the GIN Index stocks, if available, do not trade on what was the primary market for those GIN Index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in any of these events, the calculation agent determines in its sole discretion that the event materially interferes with the ability of The Goldman Sachs Group, Inc. or any of its affiliates to unwind all or a material portion of a hedge with respect to the offered notes that we or our affiliates may effect as described below under "Use of Proceeds and Hedging".

      The following events will not be market disruption events:

- a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

- a decision to permanently discontinue trading in the option or futures contracts relating to the GIN Index or to any GIN Index stock.

      For this purpose, an "absence of trading" in the primary securities market on which a GIN Index stock, or on which option or futures contracts relating to the GIN Index or any one or more GIN Index stocks, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in a GIN Index stock or in option or futures contracts relating to the GIN Index or any one or more GIN Index stocks, if available, in the primary market for that stock or those contracts, by reason of:

- a price change exceeding limits set by that market, or

- an imbalance of orders relating to that stock or those contracts, or

- a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that primary market.

      As is the case throughout this prospectus supplement, references to the GIN Index in this description of market disruption events includes the GIN Index and any successor GIN Index as it may be modified, replaced or adjusted from time to time.

                       HYPOTHETICAL RETURNS ON YOUR NOTE

      In the table below, we provide a range of hypothetical final GIN Index levels for the GIN Index. Based on these hypothetical final GIN Index levels, a four-year maturity of the offered notes, the assumed reference GIN Index level and the other assumptions set forth in the box below, we illustrate a range of
(i) hypothetical amounts that will be payable on the stated maturity date per each $1,000 of outstanding face amount of your note, (ii) hypothetical total rates of return on your note to the stated maturity date and (iii) hypothetical pretax annualized rates of return on your note. Based on the same hypothetical final GIN Index levels, we also compare the hypothetical pretax annualized rates of return on your note referred to above to hypothetical pretax annualized rates of return on owning the GIN Index stocks (having the same relative weighting as they do in the GIN Index) during the four-year period from the trade date to the stated maturity date. In the paragraphs following the table, we explain how we have calculated these amounts.
      The information in the table reflects hypothetical rates of return on the offered notes assuming that they are held to the stated maturity date. If you sell your note prior to the stated maturity date, your return will depend upon the market value of your note at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see "Additional Risk Factors Specific to Your Note -- The Market Value of Your Note May Be Influenced By Many Factors That Are Unpredictable and Interrelated in Complex Ways" and "-- The Market Value of Your Note May Be Influenced by Factors Specifically Related to Internet Stocks".


-------------------------------------------
                ASSUMPTIONS
Face amount                          $1,000
  Original issue price, expressed
     as a percentage of the face
     amount                            100%
  Reference GIN Index level          474.44
  No redemption of the offered
     notes
  No change in, or affecting, any
     of the GIN Index stocks or
     the method by which the GIN
     Index calculator calculates
     the GIN Index level
  No change in the relative
     weighting of any GIN Index
     stock
  No market disruption event
     occurs
  No dividends declared on any of
     the GIN Index stocks during
     the four-year period from the
     trade date to the stated
     maturity date of the offered
     notes
-------------------------------------------

      We have assumed that the reference GIN Index level will be the level shown in the box above. However, the actual reference level will not be determined until on or shortly before the trade date and is likely to differ from the assumed reference GIN Index level. The actual reference GIN Index level also may differ from the closing level of the GIN Index on the trade date.

      The GIN Index level has been highly volatile in the past and cannot be predicted for future periods. For information about the level of the GIN Index during recent periods, see "The GIN Index -- Historical Closing Levels of the GIN Index" below.

      As stated above, the following table assumes we do not exercise our call right. If we were to redeem your note, the rate of return on your note to the redemption date would likely be substantially lower than the rate to the stated maturity date.

      As stated above, the following table assumes that no dividends will be paid on the

GIN Index stocks. We understand, based on publicly available information, that none of the issuers of the common stocks currently included in the GIN Index has declared any dividends on its common stock through the date of this prospectus supplement. We do not know, however, whether or to what extent the issuers of the GIN Index stocks will pay dividends in the future. These are matters that will be determined by the issuers of the GIN Index stocks and not by us. Consequently, the amount of dividends actually paid on the GIN Index stocks by their issuers, and, therefore, the rate of return on the GIN Index stocks, during the four-year period may differ substantially from the information reflected in the table below.

      As the following table indicates, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could negatively affect the rate of return on your note to a comparatively greater extent than the over-all rate of return on the GIN Index stocks.

      The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that various hypothetical final GIN Index levels at the end of the indicated period could have on the rate of return on your note and the over-all rates of return on the GIN Index stocks, assuming all other variables remained constant.

     1              2                3               4              5              6
------------   ------------   ---------------   ------------   ------------   ------------
                               HYPOTHETICAL
               HYPOTHETICAL       AMOUNT
                FINAL GIN       PAYABLE ON                                    HYPOTHETICAL
               INDEX LEVEL    STATED MATURITY                  HYPOTHETICAL      PRETAX
                 AS % OF         DATE PER       HYPOTHETICAL      PRETAX       ANNUALIZED
                 ASSUMED          $1,000        PRETAX TOTAL    ANNUALIZED      RATE OF
HYPOTHETICAL    REFERENCE       OUTSTANDING       RATE OF        RATE OF       RETURN ON
 FINAL GIN      GIN INDEX       FACE AMOUNT      RETURN ON      RETURN ON      GIN INDEX
INDEX LEVEL       LEVEL           OF NOTE           NOTE           NOTE          STOCKS
------------   ------------   ---------------   ------------   ------------   ------------
   332.11           70%            900.00           -10%          -2.62%         -8.72%
   379.55           80             900.00           -10           -2.62          -5.50
   427.00           90             900.00           -10           -2.62          -2.62
   450.72           95             900.00           -10           -2.62          -1.28
   474.44          100             900.00           -10           -2.62           0.00
   545.61          115           1,050.00             5            1.22           3.52
   616.77          130           1,200.00            20            4.61           6.67
   687.94          145           1,350.00            35            7.65           9.51
   759.10          160           1,500.00            50           10.40          12.10
   830.27          175           1,650.00            65           12.92          14.49
   901.44          190           1,800.00            80           15.25          16.71
   972.60          205           1,950.00            95           17.41          18.78
 1,043.77          220           2,100.00           110           19.44          20.72
 1,114.93          235           2,250.00           125           21.34          22.54
 1,186.10          250           2,400.00           140           23.13          24.27

                           -------------------------

      The hypothetical pretax total rate of return on note to stated maturity date (fourth column) represents (i) the hypothetical amount payable on stated maturity date per

$1,000 of outstanding face amount of note (third column) minus (ii) $1,000, with the difference expressed as a percentage of $1,000.

      The hypothetical pretax annualized rate of return on note (fifth column) represents the hypothetical pretax total rate of return on note (fourth column) expressed on an annualized basis for the period from the trade date to the stated maturity date and is calculated on a semi-annual, bond-equivalent basis.

      The hypothetical pretax annualized rate of return on the GIN Index stocks (sixth column) represents the hypothetical pretax total rate of return on the GIN Index stocks during the period from the trade date to the stated maturity date, expressed on an annualized basis for this period and calculated on a semi-annual, bond-equivalent basis. For this purpose, the hypothetical pretax total rate of return on the GIN Index stocks is assumed to equal the difference between the hypothetical final GIN Index level and the reference GIN Index level expressed as a percentage of the reference GIN Index level (i.e., the percentage in column two minus 100%).

   We cannot predict the actual final GIN Index level or the market value of your note, nor can we predict the relationship between the GIN Index level and the market value of your note at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive at stated maturity and the total and pretax rates of return on the offered notes will depend entirely on the reference GIN Index level and the actual final GIN Index level determined by the calculation agent as described above. In particular, the final GIN Index level could be lower or higher than the levels reflected in the table. Moreover, the assumptions we have made in connection with the illustration set forth above may not reflect actual events. Consequently, the total return that an investor in the offered notes would actually achieve, as well as how that return would compare to the total return that an investor in the GIN Index stocks would actually achieve, may be very different from the information reflected in the table above.

                                 THE GIN INDEX

      We have derived all information regarding the GIN Index contained in this prospectus supplement, including its make-up, method of calculation and changes in its components, from publicly available information, except information with respect to the GSTI(TM) Committee described below, which we obtained from Goldman, Sachs & Co. That information reflects the policies of, and is subject to change by, Goldman, Sachs & Co., which is the GIN Index sponsor, and CBOE, which is the GIN Index calculator, as more fully described below. Goldman, Sachs & Co. owns all rights to the GSTI(TM) Composite Index and the GSTI Sub-Indexes, including the GIN Index, which are described below. Goldman, Sachs & Co. has no obligation to continue to sponsor, and may discontinue sponsorship of, the GIN Index. Similarly, CBOE has no obligation to continue to publish or calculate, and may discontinue publication or calculation of, the GIN Index. The consequences of Goldman, Sachs & Co. discontinuing the GIN Index or CBOE discontinuing publication or calculation of the GIN Index are described above in the section entitled "Specific Terms of Your Note -- Discontinuance or Modification of the GIN Index".

                                    GENERAL

      The GSTI(TM) Internet Index (or the GIN Index), the index to which your note is linked, is one of the sub-indexes of the Goldman Sachs Technology Indexes (GSTI(TM)). The GSTI(TM) is a family of indexes relating to equity securities and consists of a composite index, which is commonly referred to as the "GSTI(TM) Composite Index", and six sub-indexes (including the GIN Index), which are commonly referred to as the "GSTI(TM) Sub-Indexes". The GSTI(TM) Composite Index and the GSTI(TM) Sub-Indexes are designed as benchmarks for U.S. traded technology and Internet-related stocks. The GSTI(TM) Composite Index is a comprehensive index of U.S. traded technology and Internet-related stocks selected using the objective criteria described below. The GSTI(TM) Sub-Indexes are a set of more narrowly based equity indexes consisting of eight or more stocks selected by the GSTI(TM) Committee from the universe of stocks in the GSTI(TM) Composite Index. The other GSTI(TM) Sub-Indexes are the GSTI(TM) Hardware Index, GSTI(TM) Semiconductor Index, GSTI(TM) Software Index, GSTI(TM) Services Index and GSTI(TM) Multimedia Networking Index.

      The GSTI(TM) Committee is a committee of two or more individuals representing the Technology Investment Research Group and the Equity Derivatives Research Group at Goldman, Sachs & Co.

                        GSTI(TM) COMPOSITE INDEX DESIGN

      The GSTI(TM) Composite Index has been designed to measure the performance of U.S.-traded, high-capitalization technology and Internet-related stocks. The GSTI(TM) Composite Index is a modified capitalization-weighted index with the weight of the largest capitalization stocks limited to 8.5% of the entire GSTI(TM) Composite Index on each semi-annual rebalancing date (as further described below), with each remaining stock in the GSTI(TM) Composite Index being weighted in proportion to its market capitalization.

      The GSTI(TM) Composite Index will include all technology and Internet-related stocks that meet the following objective criteria:

- the underlying company's stock must trade on the New York Stock Exchange or the American Stock Exchange or must be traded through the facilities of the National Association of Securities Dealers Automated Quotation System (NASDAQ) and be "reported securities" under Rule 11Aa3-1 of the Securities Exchange Act of 1934. Only outstanding shares of common stock are eligible for inclusion in the GSTI(TM) Composite Index; securities derivative of or representing common stock, such as American Depositary Receipts, are not eligible for inclusion.

- to be eligible for inclusion, the total market capitalization of the underlying company's stock must be equal to or greater than the capitalization "cutoff" value. The base period "cutoff" value for the GSTI(TM) Composite Index was initially set at $600 million and this value has been adjusted on each semi-annual rebalancing date (as described below) to reflect the price performance of the GSTI(TM) Composite Index since the base period and rounded to the nearest $50 million. Once included, components of the GSTI(TM) Composite Index must have a total market capitalization which is 50% or more of the "cutoff" value on each rebalancing date to remain included. The base period is the inception date of the GSTI(TM) Composite Index, which was April 30, 1996. As of November 3, 1999, the "cutoff" value of the GSTI(TM) Composite Index was $1.9 billion.

- constituent company stocks with a public float below 20% of shares issued and outstanding are not eligible for inclusion in the GSTI(TM) Composite Index.

- each constituent company stock must have annualized share turnover of 30% or more, based on its average daily share volume for the six calendar months prior to inclusion in the GSTI(TM) Composite Index. An exception to this criteria is made for stocks eligible for inclusion under the "fast addition" rule described below.

- the component companies must be from a delineated group of specified Standard Industrial Classification codes or Russell Industry codes, which are established industry classification systems, or be classified as technology or Internet-related using a supplemental sector or industry classification method developed and maintained by the Investment Research Group at Goldman, Sachs & Co. The list of technology and Internet-related stocks classified under the Goldman Sachs Investment Research Sector Classification system are available to interested parties upon request from the Equity Derivatives Research Group at Goldman, Sachs & Co.

      A complete list of the current constituents of the GSTI(TM) Composite Index is available from CBOE.

                         GSTI(TM) SUB-INDEX COMPOSITION

      All stocks in the GSTI(TM) Composite Index are eligible for inclusion in one or more GSTI(TM) Sub-Indexes. The GSTI(TM) Sub-Indexes are a set of more narrowly based indexes of eight or more stocks selected from the universe of GSTI(TM) Composite Index stocks by the GSTI(TM) Committee. A company may be included in more than one GSTI(TM) Sub-Index but some companies may be included only in the GSTI(TM) Composite Index. Each GSTI(TM) Sub-Index is weighted according to a modified capitalization-weighting methodology, which does not allow for the weight of any GSTI(TM) Sub-Index stock to exceed 12.5% of the weight of the entire applicable GSTI(TM) Sub-Index on each rebalancing date. The purpose of this weighting scheme is to limit the impact of stocks which would otherwise dominate the relevant GSTI(TM) Sub-Index's performance but preserve the most attractive features of a capitalization-weighted index.

                             GIN INDEX COMPOSITION

      Below is a list of the 18 companies whose common stocks are included in the GIN Index as of November 3, 1999:

                                            TRADING    EXCHANGE ON WHICH
NAME                                        SYMBOL     LISTED OR TRADED     WEIGHTING (%)
----                                        -------    -----------------    -------------
Amazon.com, Inc. .........................  AMZN       NASDAQ                   11.7%
America Online Inc. ......................  AOL              NYSE               16.5
At Home Corp. ............................  ATHM       NASDAQ                    9.0
Check Point Software Technologies.........  CHKP       NASDAQ                    3.1
CMG Information Services Inc. ............  CMGI       NASDAQ                    7.1
EBAY, Inc. ...............................  EBAY       NASDAQ                   10.0
E*TRADE Group Inc. .......................  EGRP       NASDAQ                    4.4
Earthlink Network Inc. ...................  ELNK       NASDAQ                    0.9
INFOSEEK Corporation......................  SEEK       NASDAQ                    1.5
Inktomi Communications....................  INKT       NASDAQ                    3.4
MindSpring Enterprises....................  MSPG       NASDAQ                    1.1
Network Associates Inc. ..................  NETA       NASDAQ                    1.9
PSINET Inc. ..............................  PSIX       NASDAQ                    1.9
RealNetworks Inc. ........................  RNWK       NASDAQ                    5.9
Sterling Commerce Inc. ...................  SE         NYSE                      1.7
Verio Inc. ...............................  VRIO       NASDAQ                    1.7
Verisign Inc. ............................  VRSN       NASDAQ                    5.7
Yahoo! Inc. ..............................  YHOO       NASDAQ                   12.6

                         GSTI(TM) SUB-INDEX CALCULATION

      The GSTI(TM) Sub-Indexes (including the GIN Index) are calculated by CBOE on a real-time basis using last-sale prices and are disseminated every 15 seconds by CBOE during regular CBOE trading hours. If a component stock is not currently being traded on its primary market, the most recent price at which the stock traded on that market is used in the calculation. The GSTI(TM) Composite Index is also calculated by CBOE in a similar manner. Goldman, Sachs & Co. may replace CBOE as the calculator of any of the GSTI(TM) Indexes.

      The GSTI(TM) Sub-Indexes (including the GIN Index) are calculated on a modified capitalization-weighted method. This method is a hybrid between equal weighting for all component securities (which may pose liquidity concerns for smaller capitalization stocks) and normal capitalization-weighting for all component securities (which may result in two or three stocks dominating an index's performance). Under the method employed with respect to each of the GSTI(TM) Sub-Indexes (including the GIN Index), the maximum weight for any stock in the relevant GSTI(TM) Sub-Index will be "capped" at 12.5% of the weight of that entire GSTI(TM) Sub-Index on each rebalancing date. The weight of any stock in the relevant GSTI(TM) Sub-Index may rise above the 12.5% cap between the semi-annual rebalancing dates due to relative price performance or certain corporate actions, such as mergers, acquisitions or large share issuances, which would result in an increase in the market capitalization of the constituent company.

      The modified-capitalization method is implemented as follows: First, each GSTI(TM) Sub-Index is capitalization-weighted using the shares outstanding and the closing price in the primary market of each stock on the relevant rebalancing date. Second, the weight of any stock which is above 12.5% of the weight of the relevant GSTI(TM) Index is reduced to 12.5%. Third, the aggregate excess weight (i.e., the sum of the pre-capped weights minus the sum of the post-capped weights for all capped stocks) is redistributed across the remaining uncapped stocks in the relevant GSTI(TM) Sub-Index while retaining the relative weighting of those remaining uncapped stocks. Finally, at the time of any future semi-annual rebalancing (as described below), stocks with GSTI(TM) Sub-Index weights which exceed their cap in the relevant GSTI(TM) Sub-Index will be restored to an appropriate capped weight. (The GSTI(TM) Composite Index is calculated in a similar manner except that the weight of any component stock in the GSTI(TM) Composite Index is capped at 8.5%).

      Each GSTI(TM) Sub-Index component stock is also assigned on each semi-annual rebalancing date a sub-index share fraction which is used in calculating the relevant GSTI(TM) Sub-Index divisor on semi-annual rebalancing dates. Stocks which are not "capped" have a sub-index share fraction value of unity (1.0). The sub-index share fraction for "capped" stocks is a function of the component stock's capped weight, the relevant GSTI(TM) Sub-Index's adjusted market value, and the actual shares of the component stock outstanding and its closing price in the primary trading market on the rebalancing date.

      The GSTI(TM) Composite Index divisor was initially calculated to yield a benchmark value of 100.00 at the close of trading on the CBOE on April 30, 1996. The divisor for the GSTI(TM) Composite Index and for each of the GSTI(TM) Sub-Indexes is adjusted by the index calculator, which is currently CBOE, as needed to ensure continuity in each of those indexes in the event of certain changes due to non-market factors affecting the component stocks, such as additions or deletions of stocks from that index, share changes, or adjustments to a component stock's price to reflect rights offerings, spinoffs and special cash dividends. The divisor remains at the new value until a further adjustment is necessary as the result of another change.

      As of November 3, 1999, the GIN Index's divisor was 295.6194.

                      GSTI(TM) COMPOSITE INDEX MAINTENANCE

      The GSTI(TM) Composite Index is maintained by CBOE. Index maintenance includes rebalancing, monitoring and completing the adjustments for events such as additions or deletions of component stocks, share changes, stock splits, stock dividends, and stock price adjustments due to events such as company restructurings or spinoffs, and adjusting the divisor for such events as needed.

      The GSTI(TM) Composite Index is rebalanced by CBOE on a semi-annual basis. Stocks are added or deleted from the GSTI(TM) Composite Index on the effective date of the rebalancing based on the inclusion criteria described under "-- GSTI(TM) Composite Index Design" above. For example, any GSTI(TM) Composite Index constituent with a capitalization value that has fallen below 50% of the "cutoff" value on a semi-annual rebalancing date is removed from the GSTI(TM) Composite Index. In addition, GSTI(TM) Composite Index share changes are made to reflect the outstanding shares and closing prices of all GSTI(TM) Composite Index constituents on the rebalancing date. The changes are implemented after the close of trading on the CBOE on each "effective" date. The effective dates are the third Friday of January and July of every year. The rebalancing date is seven (7) business days prior to (and including) the effective date. CBOE screens stocks for inclusion in the GSTI(TM) Composite Index and determines the component stocks of the GSTI(TM) Composite Index. Public notice of the new component stocks list is disseminated by CBOE at least five trading days prior to the effective date of the rebalancing unless unforeseen circumstances require a shorter period. That public notice is published by CBOE after regular U.S. trading hours. Therefore, Goldman, Sachs & Co. does not learn of the new composition of the GSTI(TM) Composite Index during regular U.S. trading hours.

Except for stocks that meet the criteria for "Fast Addition or Deletion" (described immediately below), stocks can only be added or deleted from the GSTI(TM) Composite Index or any of the GSTI(TM) Sub-Indexes at the time of the semi-annual rebalancing.

Fast Addition or Deletion of Component Stocks

      Stocks may be added or deleted from the GSTI(TM) Composite Index at a time other than at the semi-annual rebalancings according to the "fast add or delete" rule. All changes to constituent stocks of the GSTI(TM) Composite Index made in accordance with this rule are announced by CBOE at least five trading days prior to the effective date of the fast add or delete unless unforeseen circumstances require a shorter period.

      Any company whose stock starts trading between semi-annual rebalancings is eligible to be fast added to the GSTI(TM) Composite Index if the following criteria are met as determined by the GIN Index calculator: all the inclusion criteria described above under "-- GSTI(TM) Composite Index Design" are met, except that no minimum turnover ratio is required and the stock must rank in the top quartile of market capitalization of the GSTI(TM) Composite Index based on the previous month-end closing prices. Thereafter, the actual decision to fast add any newly eligible stocks are made at the discretion of the GSTI(TM) Committee.

      If two companies represented in the GSTI(TM) Composite Index merge or if a company represented in the GSTI(TM) Composite Index merges with a company not then included in the GSTI(TM) Composite Index, the merged company remains in the GSTI(TM) Composite Index if it meets all the GSTI(TM) Composite Index inclusion criteria. If the target company is then in the GSTI(TM) Composite Index, it is fast deleted after the close of trading on the CBOE on the date the merger is completed.

      If a GSTI(TM) Composite Index constituent company is acquired by a non-GSTI(TM) Composite Index company, the acquiring company may be added to the GSTI(TM) Composite Index if it meets the inclusion criteria; otherwise the target company will be fast deleted. Any such additions or deletions will be effective after the close on the date the acquisition is completed.

      If a company represented in the GSTI(TM) Composite Index spins-off another company, the parent and the spun-off company (considered individually) will remain in the GSTI(TM) Composite Index if each of them meets the GSTI(TM) Composite Index inclusion criteria. If either the parent or the spun-off company fails to meet the inclusion criteria, it is removed from the GSTI(TM) Composite Index.

      In the event that a company represented in the GSTI(TM) Composite Index files for bankruptcy, its stock is removed from the GSTI(TM) Composite Index effective after the close on the date of the filing or after the close of the next CBOE trading day. In the event that trading in a GSTI(TM) Composite Index constituent stock is suspended for thirty (30) trading days, CBOE will remove that company from the GSTI(TM) Composite Index unless an announcement has been made that the stock will commence trading within the next ten (10) days. Any such removal will be pre-announced and, for purposes of minimizing impact to the GSTI(TM) Composite Index, the stock to be removed will be removed at the value at which it last traded.

                         GSTI(TM) SUB-INDEX MAINTENANCE

      The GSTI(TM) Sub-Indexes (including the GIN Index) are maintained by CBOE, in consultation with the GSTI(TM) Committee when such consultation is required by the rules of the GSTI(TM) Composite Index or GSTI(TM) Sub-Indexes. At each semi-annual rebalancing, CBOE determines changes to the GSTI(TM) Composite Index according to the criteria discussed under "-- GSTI(TM) Composite Index Maintenance" above. Based on this determination, CBOE provides to the GSTI(TM) Committee, after the close of trading on the day after each rebalancing date, a list of all constituent stock changes to the GSTI(TM) Composite Index. Based on this list of changes, the GSTI(TM) Committee determines any changes to the GSTI(TM) Sub-Indexes. The GSTI(TM) Committee also retains discretion to add or delete stocks from the GSTI(TM) Sub-

Indexes at the rebalancing or to change a stock's industry classification at any time. At the discretion of the GSTI(TM) Committee, a stock may also be removed from a GSTI(TM) Sub-Index due to lack of industry representation in the relevant GSTI(TM) Sub-Index at any time. The component stocks of any GSTI(TM) Sub-Index are intended to be representative of the industry sector represented by that GSTI(TM) Sub-Index. The GSTI(TM) Committee's decision regarding any changes to any component stocks of any GSTI(TM) Sub-Index is provided to CBOE by Goldman, Sachs & Co. after regular U.S. trading hours and before trading commences on the next trading day after CBOE provides the list of GSTI(TM) Composite Index constituent changes to the GSTI(TM) Committee, as described above. CBOE, in turn, disseminates the information concerning the components of the GSTI(TM) Sub-Indexes to the public at least five days prior to the effective date, unless unforeseen circumstances require a shorter period.

      Additionally, at the semi-annual rebalancing of the GSTI(TM) Composite Index, stocks with GSTI(TM) Sub-Index weights that exceed their cap in the relevant GSTI Sub-Index will be restored to their appropriate capped weight.

      When a stock is "fast added" to the GSTI(TM) Composite Index, the stock may also be added to one or more GSTI(TM) Sub-Indexes. If added to a GSTI(TM) Sub-Index, the stock's weight cannot exceed the appropriate cap for that GSTI(TM) Sub-Index. If a stock is "fast deleted" from the GSTI(TM) Composite Index, it will be removed from all GSTI(TM) Sub-Indexes at the same time.

      In the case of a merger of a GSTI(TM) Sub-Index constituent company, and if the post-merger company is determined by CBOE to be eligible to remain in the GSTI(TM) Composite Index, then the GSTI(TM) Committee will decide the GSTI(TM) Sub-Index classification of the merged company. If neither pre-merger entity was in the relevant GSTI(TM) Sub-Index and if the weight of the merged company would exceed the relevant cap for the GSTI(TM) Sub-Index to which it is assigned, the weight of the company will be capped at the time that the merger is completed. The GSTI(TM) Sub-Index shares of all other stocks in the effected GSTI(TM) Sub-Index will remain unchanged.

                   HISTORICAL CLOSING LEVELS OF THE GIN INDEX

      The initial GIN Index value was set at 100 at the close of trading on April 30, 1996. CBOE first calculated and published the GIN Index in the third quarter of 1996. The table below sets forth the closing levels of the GIN Index for the last two calendar quarters in 1996, for the four calendar quarters in 1997 and 1998, for the first three calendar quarters in 1999 and for the fourth calendar quarter in 1999 through November 3, 1999, all as published by CBOE. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

      Since its inception, the level of the GIN Index has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the GIN Index during any period shown below is not an indication that the GIN Index is more or less likely to increase or decrease at any time during the term of your note. You should not take the historical levels of the GIN Index as an indication of future performance. We cannot give you any assurance that the future performance of the GIN Index or the GIN Index stocks will result in you receiving an amount greater than the outstanding face amount of your note on the stated maturity date; indeed, you may receive an amount less than the outstanding face amount. See "Additional Risk Factors Specific to Your
Note -- You May Lose Some of Your Principal" above.

      On September 17, 1999, the GIN Index was amended in several respects. These amendments included a revision of the rules of the GSTI(TM) Composite Index and the GSTI(TM) Sub-Indexes to include a supplemental sector and industry classification system developed and maintained by the Goldman Sachs Investment Research department and the reduction of the weight cap of the GSTI(TM) Sub-Indexes components from 25% to 12.5%. As a result of these amendments,

Amazon.com Inc. and EBAY, Inc. were added to the GIN Index effective after the close of trading, September 17, 1999, under the provisions of the rules for fast additions to the GSTI(TM) Composite Index and GSTI(TM) Sub-Indexes. Given these changes, the following historical levels may be even less of an indication of future performance of the GIN Index.

             QUARTERLY HIGH, LOW OR CLOSING LEVELS OF THE GIN INDEX

                                                               HIGH      LOW      CLOSE
                                                              ------    ------    ------
1996
Initial GIN Index Value on April 30, 1996...................                      100.00
  Quarter ended September 30................................  109.65     80.97    106.30
  Quarter ended December 31.................................  114.23     97.94     99.79
1997
  Quarter ended March 31....................................  114.96     78.73     80.40
  Quarter ended June 30.....................................  108.10     75.41    100.88
  Quarter ended September 30................................  127.36    102.84    113.84
  Quarter ended December 31.................................  122.03     94.57    108.06
1998
  Quarter ended March 31....................................  130.51    102.94    130.12
  Quarter ended June 30.....................................  159.49    126.55    159.49
  Quarter ended September 30................................  184.79    113.53    164.02
  Quarter ended December 31.................................  359.29    125.49    338.74
1999
  Quarter ended March 31....................................  553.20    336.53    553.20
  Quarter ended June 30.....................................  667.22    372.17    495.55
  Quarter ended September 30................................  523.72    360.16    456.28
  Quarter ended December 31 (through November 3,1999).......  507.73    435.85    474.44
  Closing level of the Index on November 3, 1999............                      474.44

      CBOE has entered into a calculation agency agreement with Goldman, Sachs & Co., pursuant to which it will calculate the GIN Index as described under "-- GSTI(TM) Sub-Index Calculation" above. The offered notes are not sponsored, endorsed, sold or promoted by CBOE. CBOE makes no representation or warranty, express or implied, to any owner of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or in the ability of the GIN Index to track the performance of any market segment. CBOE has no obligation to take the needs of Goldman, Sachs & Co. or any owner of the offered notes into consideration in calculating the GIN Index. CBOE is not responsible for, and has not participated in the determination of the timing of the sale of the offered notes, prices at which the offered notes are to be sold initially or quantities of the offered notes to be issued or in the determination or calculation of the equation by which the offered notes are to be converted into cash. CBOE has no obligation or liability in connection with the administration or marketing of the offered notes.

      NONE OF CBOE, THE GOLDMAN SACHS GROUP, INC., GOLDMAN, SACHS & CO. OR ANY OF OUR OTHER AFFILIATES GUARANTEES THE ACCURACY OR COMPLETENESS OF THE GIN INDEX OR ANY INCLUDED DATA AND NONE OF THEM SHALL HAVE ANY LIABILITY FOR ANY

ERRORS, OMISSIONS OR INTERRUPTIONS IN THE GIN INDEX. NONE OF CBOE, THE GOLDMAN SACHS GROUP, INC., GOLDMAN, SACHS & CO. OR ANY OF OUR OTHER AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AND EACH HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE GIN INDEX OR ANY INCLUDED DATA. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, IN NO EVENT SHALL CBOE, THE GOLDMAN SACHS GROUP, INC., GOLDMAN, SACHS & CO. OR ANY OF OUR OTHER AFFILIATES HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, INCLUDING LOST PROFITS, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS BETWEEN CBOE AND GOLDMAN SACHS.

                          USE OF PROCEEDS AND HEDGING

      We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the attached prospectus under "Use of Proceeds". We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

      In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of some or all of the GIN Index stocks, options or futures on the GIN Index or GIN Index stocks or other instruments linked to the GIN Index or GIN Index stocks prior to and on the trade date. From time to time, we and/or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we and/or our affiliates may:

- acquire or dispose of GIN Index stocks or other securities of a GIN Index stock issuer,

- take short positions in GIN Index stocks or other securities of a GIN Index stock issuer -- i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to a purchaser,

- take or dispose of positions in options or futures on the GIN Index or GIN Index stocks or other instruments linked to the GIN Index or GIN Index stocks, and/or

- take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the GIN Index or other components of the global equity markets.

      We and/or our affiliates may acquire a long or short position in securities similar to the offered notes from time to time and may, in our or their sole discretion, hold or resell those securities.

      We and/or our affiliates may close out our or their hedge on or before the determination date. That step may involve sales or purchases of one or more of the GIN Index stocks, options or futures on the GIN Index or GIN Index stocks or other instruments linked to the GIN Index or GIN Index stocks, or options or other instruments linked to indices designed to track the performance of the GIN Index or other components of the global equity markets.

   The hedging activity discussed above may adversely affect the market value of your note from time to time. See "Additional Risk Factors Specific to Your Note -- Trading and Other Transactions by Goldman Sachs in Securities Linked to the GIN Index Stocks May Impair the Value of Your Note" and "-- Our Business Activities May Create Conflicts of Interest Between You and Us" for a discussion of these adverse effects.

                SUPPLEMENTAL DISCUSSION OF UNITED STATES FEDERAL
                            INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the attached prospectus with respect to United States holders. The following section is the opinion of Sullivan & Cromwell, counsel to The Goldman Sachs Group, Inc. Please consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of owning your note in your particular circumstances.

      Although the matter is not free from doubt, your note should be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your note (the "comparable yield") and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include interest in respect of your note prior to your receipt of cash attributable to such income.

      It is not entirely clear how the rules governing contingent payment obligations provide for determining the maturity date for debt instruments (such as your note) that provide for a call right for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your note (and we intend to make the computation in such a manner) based upon an assumption that your note will remain outstanding until the stated maturity date and that the projected contingent payment will be made at such time.

      The comparable yield and projected payment schedule may be obtained from us by contacting the Goldman Sachs Treasury Administration Department, Debt Administration Group, at 212-902-1000. You are required to use the comparable yield and projected payment schedule determined by us in determining your interest accruals in respect of your note unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

   The comparable yield and projected payment schedule is not provided to you for any purpose other than the determination of your interest accruals in respect of your note, and we make no representation regarding the amount of contingent payments with respect to your note.

      If you purchase your note for an amount that differs from the note's adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your note and its adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of your note will equal your note's original issue price plus any interest deemed to be accrued on your note (under the rules governing contingent payment obligations) as of the time you purchase your note. The issue price of your note will be the first price at which a substantial amount of the offered notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you may be required to make the adjustments described below even if you purchase your notes in the initial offering. You can obtain the issue price of the notes by contacting the Goldman Sachs Treasury Administration Department, Debt Administration Group, at 212-902-1000. If the notes are listed on the Chicago Board Options Exchange on the date of purchase, you may (but are not required to) allocate the difference pro-rata to interest accruals over the remaining term of the debt instrument to the extent that your yield on the note, determined after taking into account amounts allocated to interest, is not less than the applicable U.S. federal rate for the note. The applicable U.S. federal rate will be the U.S. federal short-term rate, if your note is expected to mature within three years of the date you purchase your note, or the U.S. federal mid-term rate, if your note is expected to mature more than three years from the date you purchase your note. These rates are determined monthly by the U.S. Secretary of the Treasury and are intended to approximate the average yield on short- and mid-term U.S. government obligations, respectively.

      If the adjusted issue price of your note is greater than the price you paid for your note, you must make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year, and the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your note is less than the price you paid for your note, you must make negative adjustments, decreasing the amount of interest that you must include in income each year, and the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

      Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of a note in the secondary market, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

      You will recognize gain or loss upon the sale, redemption or maturity of your note in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your note. In general, your adjusted basis in your note will equal the amount you paid for your note, increased by the amount of interest you previously accrued with respect to your note (in accordance with the comparable yield and the projected payment schedule for your note) and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your note in the secondary market.

      Any gain you recognize upon the sale, redemption or maturity of your note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

                    EMPLOYEE RETIREMENT INCOME SECURITY ACT

      If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan proposing to invest in the offered notes, you should refer to the matters described under "Employee Retirement Income Security Act" in the attached prospectus.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. intends to resell the offered notes at the original issue price applicable to the offered notes to be resold. In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution and possible market-making activities, see "Plan of Distribution" in the attached prospectus.

                        NOTICE TO INVESTORS IN SINGAPORE

      Notes may not be offered or sold, nor may any document or other material in connection with the notes be issued, circulated or distributed, either directly or indirectly, to persons in Singapore other than (i) under circumstances in which the offer or sale does not constitute an offer or sale of the notes to the public in Singapore or (ii) to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent.

             ------------------------------------------------------
             ------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                            Page
                                            ----
             Prospectus Supplement
Additional Risk Factors Specific to Your
  Note....................................   S-2
Specific Terms of Your Note...............  S-11
Hypothetical Returns on Your Note.........  S-17
The GIN Index.............................  S-20
Use of Proceeds and Hedging...............  S-28
Supplemental Discussion of United States
  Federal Income Tax Consequences.........  S-29
Employee Retirement Income Security Act...  S-31
Supplemental Plan of Distribution.........  S-32
                   Prospectus
Our Business Principles...................     2
Prospectus Summary........................     3
Risk Factors..............................    11
Use of Proceeds...........................    28
Pro Forma Consolidated Financial
  Information.............................    29
Capitalization............................    36
Selected Consolidated Financial Data......    38
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................    40
Industry and Economic Outlook.............    65
Business..................................    68
Management................................    93
Principal Shareholders....................   106
Certain Relationships and Related
  Transactions............................   108
Description of Notes We May Offer.........   113
United States Taxation....................   143
Employee Retirement Income Security Act...   154
Validity of the Notes.....................   154
Experts...................................   154
Available Information.....................   155
GIN Index to Consolidated Financial
  Statements..............................   F-1
Plan of Distribution......................   U-1

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                                $

                               THE GOLDMAN SACHS
                                  GROUP, INC.

                      Callable Index-Linked Notes due 2003
                    (Linked to the GSTI(TM) Internet Index)

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                               GOLDMAN SACHS LOGO

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                              GOLDMAN, SACHS & CO.
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